SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268711108
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                                 (CUSIP Number)



Satco International, Limited                 Ronald Poulton, Esq
Room 304, Arion Commercial Centre            Poulton & Yordan
2-12 Queens Road West                        136 East South Temple, Suite 1700-A
Hong Kong, PRC                               Salt Lake City, Utah 84111
85 22 5454251                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                October 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 2 of 5 Pages
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 1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Satco International, Limited
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (See Instructions)

         WC
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 [ ]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
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NUMBER OF           7.      SOLE VOTING POWER 2,460,000
SHARES            --------------------------------------------------------------
BENEFICIALLY        8.       SHARED VOTING POWER 0
OWNED BY          --------------------------------------------------------------
EACH                9.       SOLE DISPOSITIVE POWER 2,460,000
REPORTING         --------------------------------------------------------------
PERSON WITH        10.      SHARED DISPOSITIVE POWER 0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,460,000
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8%
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14.  TYPE OF REPORTING PERSON (See Instructions)

         CO
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

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 3 of 5 Pages
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 1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Choy Mow Shan
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [X]
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 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

         OO
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
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NUMBER OF          7.      SOLE VOTING POWER 2,460,000
SHARES           ---------------------------------------------------------------
BENEFICIALLY       8.       SHARED VOTING POWER 0
OWNED BY         ---------------------------------------------------------------
EACH               9.       SOLE DISPOSITIVE POWER 2,460,000
REPORTING        ---------------------------------------------------------------
PERSON WITH        10.      SHARED DISPOSITIVE POWER 0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,460,000
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8%
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14.  TYPE OF REPORTING PERSON (See Instructions)

         IN
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

                                                               Page 4 of 5 pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("Common Stock") of EMPS Corporation (the "Issuer") which has its principal executive offices at 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Satco International, Limited, ("Satco") and Choy Mow Shan, ("Choy") who, because he is the principal beneficiary of the nominee shareholders of Satco may be deemed to be the beneficial owner of the shares owned by Satco. The principal business address of Satco and Choy is Room 304, Arion Commercial Centre, 2-12 Queen's Road West, Hong Kong, PRC.

         During the last five years neither Satco nor Choy has (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

         Satco is a Hong Kong limited company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Satco has and intends to obtain funds through its working capital. Satco executed an option agreement on October 30, 2002, in which it acquired an option to purchase up to 2,460,000 shares at $.30 per share for a period of one year from a shareholder of the Issuer in a private transaction. The option may be extended by Satco for an additional year if it purchases at least 246,000 of the shares underlying the option prior to October 30, 2003.

ITEM 4.  PURPOSE OF TRANSACTION

         As disclosed above, Satco acquired an option to purchase 2,460,000 common shares of the Issuer in a private transaction from a shareholder of the Issuer.

         Satco acquired the option to purchase the shares for investment purposes. Satco reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Because the option held by Satco is immediately exercisable, Satco may be deemed to beneficially own 2,460,000 common shares or approximately 8% of the issued and outstanding shares

                                                               Page 5 of 5 pages


of the Issuer. As the principal beneficiary of the nominee shareholders of Satco, Choy may be deemed to beneficially own these shares.

         During the past 60 days, Satco has not made any purchases of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above.

ITEM 7.  EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Satco International Limited

                                            For and on behalf of
                                            SATCO INTERNATIONAL LIMITED
                                            Signed by Modern Secretaries Limited
                                            as Director/Secretary


Date: July 14, 2003                         /s/ Yvonne Kwong
                                            ------------------------------------
                                            Modern Secretaries Limited
                                            Represented by Yvonne Kwong
                                            Authorized Signatory